UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

8/F, T3 Xihuan Plaza, 1 Xizhimenwai Avenue, Xicheng District,

Beijing 100044, The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K sets forth our unaudited financial results as of and for the three months ended March 31, 2012 and a discussion of these results which we previously publicly released on May 15, 2012. We have also included, as required by Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) 220 Comprehensive Income effective for 2012, a table which sets forth net income, components of other comprehensive income, total other comprehensive income and total comprehensive income in one continuous statement rather than in the statement of shareholders’ equity or in the footnotes for our historical annual financial statements included in our annual report on Form 20-F for the year ended December 31, 2011.

Unless we otherwise specify, when used in this Form 6-K the terms “SouFun,” the “Company,” “we” and “our” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

This Form 6-K is being incorporated by reference into the our Registration Statement on Form F-3 (File No. 333-181407).

Financial Results for First Quarter 2012

Revenues

For the first quarter of 2012, SouFun had total revenues of US$58.5 million, an increase of 43.4% compared to US$40.8 million for the same period of 2011. The increase primarily came from the New Home business line.

Revenue from marketing services was US$34.3 million for the first quarter of 2012, an increase of 21.5% compared to US$28.2 million for the same period of 2011.

Revenue from listing services was US$10.9 million for the first quarter of 2012, a decrease of 3.0% compared to US$11.3 million for the same period of 2011.

Revenue from e-commerce services was US$12.0 million for the first quarter of 2012, a substantial increase from US$0.10 million for the same period in 2011. The increase came mainly from Soufun card membership services.

Since 2012 we have changed the classification of revenue in our consolidated statements of comprehensive income by reclassifying revenue from SouFun card membership service from other value-added services to e-commerce service. We believe this reclassification provides better operating information and is in line with current development of our business.

Revenue from other value-added services and products was US$1.3 million for the first quarter of 2012, an increase of 2.6% compared to US$1.2 million for the same period of 2011.

Cost of Revenue

Cost of revenue was US$16.5 million for the first quarter of 2012, an increase of 25.0% compared to US$13.2 million for the same period of last year. The increase is primarily due to the increased staff cost and business tax.

Operating Expenses

Operating expenses for the first quarter of 2012 were US$28.3 million, an increase of 30.6 % compared to US$21.7 million for the same period of 2011.

Selling expenses for the first quarter of 2012 were US$14.5 million, an increase of 18.6% from US$12.2 million for the same period of 2011, primarily due to increased staff cost.

General and administrative expenses for the first quarter of 2012 were US$13.8 million, an increase of 46.0% from US$9.5 million for the same period of 2011, primarily due to the increased staff cost, allowance for doubtful accounts.

Operating Income

Operating income for the first quarter of 2012 was US$13.7 million, an increase of 131.3% compared to US$5.9 million for the same period of 2011.

Income Tax Expense

Income tax expense for the first quarter of 2012 was US$1.9 million, a slight decrease of 8.8% compared to US$2.1 million for the same period of 2011 . The decrease was primarily due to the fact that two PRC subsidiaries obtained the certificate for “Software Enterprise” in 2012 and began to enjoy tax holiday.

Net Income Attributable to SouFun Holdings Limited’s Shareholders

Net income attributable to SouFun Holdings Limited’s shareholders for the first quarter of 2012 was US$14.5 million, an increase of 152.9% from US$5.7 million for the same period of 2011.

Cash Flow

As of March 31, 2012, SouFun had cash, cash equivalents, and short-term investments (excluding the effect from available-for-sale securities) of US$140.4 million, compared to US$158.3 million as of December 31, 2011, the decrease was primarily due to the dividends paid to shareholders in the first quarter of 2012.

Cash flow from operating activities was US$28.0 million for the first quarter of 2012, compared to US$34.6 million for the same period of 2011. The decrease was primarily due to less advances from customers.

SouFun Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

( in U.S. dollars in thousands )

	March 31, 2012	December 31, 2011
ASSETS

Current assets:
Cash and cash equivalents	114,934	150,414
Restricted cash, current	35,851	35,814
Short-term investments	26,063	8,592
Accounts receivable, net	29,359	27,697
Prepayment and other current assets	11,782	9,695
Loan receivable	12,691	26,143
Amounts due from related parties	1,397	1,595
Deferred tax assets, current	1,334	1,602

Total current assets	233,411	261,552

Non-current assets:
Property and equipment, net	67,322	68,064
Restricted cash, non-current portion	263,199	247,631
Deferred tax assets, non current	1,251	1,407
Deposit for non-current assets	13,107	—
Other non-current assets	1,687	1,717

Total non-current assets	346,566	318,819

Total assets	579,977	580,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	270,570	255,570
Deferred revenue	83,000	73,620
Accrued expenses and other liabilities	61,047	52,490
Dividend payable	1,780	51,969
Income tax payable	13,810	16,158

Total current liabilities	430,207	449,807
Non-current liabilities:
Deferred tax liabilities, non-current	38,602	38,581

Total non-current liabilities	38,602	38,581

Total Liabilities	468,809	488,388

Shareholders’ equity:
Class A and Class B Ordinary shares (par value of HK$1 per share: 600,000,000 shares authorized; 78,150,568 (Class A-53,813,918 and Class B-24,336,650) with par value of US$10,032 (Class A-US$6,908 and Class B-US$3,124) and 78,840,890 (Class A-54,504,240 and Class B 24,336,650) with par value of US$10,121 (Class A-US$6,997 and Class B-US$3,124) shares issued and outstanding as of December 31, 2011 and March 31, 2012)	10,121	10,032
Additional paid-in capital	54,336	49,838
Accumulated other comprehensive income	21,992	21,853
Retained earnings	24,719	10,185

Total SouFun Holdings Limited shareholders’ equity	111,168	91,908
Noncontrolling interests	—	75

Total shareholders’ equity	111,168	91,983

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	579,977	580,371

SouFun Holdings Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

( in U.S. dollars in thousands, except share data )

	For the three months ended
	March 31, 2012	March 31, 2011
Revenues:
Marketing services	34,252	28,190
Listing services	10,934	11,277
E-commerce services	12,045	95
Other value-added services	1,259	1,227

Total revenues	58,490	40,789

Cost of revenues:
Cost of services	(16,522)	(13,218)

Total cost of revenues	(16,522)	(13,218)

Gross Profit	41,968	27,571

Operating expenses:
Selling expenses	(14,458)	(12,187)
General and administrative expenses	(13,823)	(9,466)

Total operating expenses	(28,281)	(21,653)

Operating Income	13,687	5,918
Foreign exchange (loss) gain	(2)	26
Interest income	4,427	1,377
Interest expenses	(2,093)	(42)
Realized gain—trading securities	—	55
Government grants	437	499
Other-than-temporary impairment on available-for-sale securities	(14)	—

Income before income taxes and noncontrolling interests	16,442	7,833
Income tax expenses
Income tax expense	(1,908)	(2,091)

Net income	14,534	5,742
Net loss attributable to noncontrolling interests	—	(5)
Net income attributable to SouFun Holdings Limited’s shareholders	14,534	5,747

Other comprehensive income, net of tax
Foreign currency translation adjustments	139	2,313

Other comprehensive income, net of tax	139	2,313

Comprehensive income	14,673	8,055
Comprehensive loss attributable to noncontrolling interests	—	(5)

Comprehensive income attributable to SouFun Holdings Limited’s shareholders	14,673	8,060

Earnings per share for Class A and Class B ordinary shares:
Basic	0.19	0.08
Diluted	0.18	0.07
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	76,805,249	76,065,755
Diluted	81,068,135	82,768,286

The following table sets forth the historical selected financial information for the Company. Effective January 1, 2012, the Company adopted the Financial Accounting Standards Board’s Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, as amended by ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. These updates revise the manner in which entities present comprehensive income in their financial statements. The following selected financial information revises historical information to illustrate the new presentation required by this pronouncement for the periods presented.

SouFun Holdings Limited

Unaudited Consolidated Statements of Comprehensive Income

(in U.S. Dollars in thousands)

	For the Year Ended December 31,
	2009	2010	2011
Net income	52,610	63,148	101,597

Net (loss) income attributable to noncontrolling interests	(42)	40	(28)
Net income attributable to SouFun Holdings Limited shareholders	52,652	63,108	101,625

Other comprehensive income, net of tax
Foreign currency translation adjustments	88	5,344	10,839
Unrealized losses on available-for-sale-security	—	(721)	—
Reclassification adjustment for loss included in net income	—	—	721

Other comprehensive income, net of tax	88	4,623	11,560

Comprehensive income	52,698	67,771	113,157

Comprehensive (loss) income attributable to noncontrolling interests	(42)	40	(28)

Comprehensive income attributable to SouFun Holdings Limited’s shareholders	52,740	67,731	113,185

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: June 18, 2012